Exhibit 99.1

NXT ENERGY SOLUTIONS INC. ARE IN THE NEWS…..

CALGARY, ALBERTA, September 22, 2016 - NXT Energy Solutions Inc. ("NXT Energy" or the "Company") (TSX: SFD; OTCQB: NSFDF) are in the news!

Interview with NXT CEO George Liszicasz in Mexico:

Mexico's leading newspaper REFORMA published an interview on September 20th, conducted with NXT CEO George Liszicasz, during his recent visit to Mexico. The interview focused on NXT's relationship with PEMEX and the benefits that the SFD® Technology can deliver to Mexico.
For details on the press coverage and the interview, please see the following link:

http://www.reforma.com/aplicacioneslibre/articulo/default.aspx?id=943368&md5=9df2c38fc99e0f3df6e1c7cbd8d8b184&ta=0dfdbac11765226904c16cb9ad1b2efe&po=4

The article was titled "Canadian Company seeks alliance with PEMEX" and is in Spanish.  However a brief summary of the content is as follows:
"NXT Energy Solutions Inc. is seeking an alliance with PEMEX to utilize their technology for the exploration of hydrocarbons.

George Liszicasz, CEO of the company, expressed that the energy reform [in Mexico] gives Pemex the opportunity to form partnerships.  Having enhanced geophysical information provided by NXT will allow them to increase the value of such partnerships.  Mr. Liszicasz is quoted as saying "Our technology provides information that is vital for any E&P company to have [with respect to new exploration targets]."

The article explains that this may work in favor of Pemex and the State, since having better information regarding potential reservoirs would make the exploration for hydrocarbons more attractive to exploration companies.  The article emphasizes the importance of PEMEX continuing its exploration activity to ensure continuity of production in the future"

Update on proposed project in Sri Lanka with Potential Revenues of US$29 million to NXT:

As announced on September 19th, NXT are pleased to partner with SHINE Quests FZC in a project where the SFD® survey method is the lead technology in the proposed "Project SHINE", currently under consideration by the Sri Lankan government.  The SFD® survey data will provide information on trap integrity (the simultaneous presence of trap, reservoir and seal).  The purpose of the project is to build a new multi-client data set for Sri Lanka. This will involve the integration of the SFD® survey data with all  existing G & G data, (which includes regional seismic data), that is available for the Mannar Basin.

The project is being fully funded and the revenue to NXT is estimated to be approximately US$29 million.  Work is expected to commence in Q4 2016.
Please refer to the previous press release for more details on this potential project.  It should be noted that the article contains information on a number of projects, therefore care should be taken to read the appropriate section.

NXT Presents Joint Technical paper with YPFB of Bolivia in Symposium:

The XII Bolivarian Symposium featuring Petroleum Exploration in the Sub-Andean Basins will be held in Bogota, Colombia next week.  The NXT Director of Geosciences of the Americas is attending and will make a presentation on the SFD® survey project that was conducted in 2015 for YPFB.
The presentation will be available for viewing on the NXT website next week, and all interested parties are urged to review the project and its exciting results.

For further information about NXT, please contact NXT's Head office at nxt_ info@nxtenergy.com

NXT Energy is a Calgary based company whose proprietary Stress Field Detection ("SFD®") survey system utilizes quantum-scale sensors to detect gravity field perturbations in an airborne survey method which can be used both onshore and offshore to remotely identify areas with exploration potential for traps and reservoirs.  The SFD® survey system enables our clients to focus their hydrocarbon exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential.  SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain, and is the registered trademark of NXT Energy Solutions Inc.  NXT Energy provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

Forward-Looking Statements

This news release may include forward-looking statements. When used in this document, words such as "intends", "plans", "anticipates", "expects" and "scheduled", are forward-looking statements. Forward-looking statements are subject to a wide range of risks and uncertainties, and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized.  Any number of factors can cause actual results to differ materially from those in the forward-looking statements.  Risk factors facing NXT Energy are described in its most recent MD&A for the period ended 30th June 2016, which has been filed electronically by means of the System for Electronic Document Analysis and Retrieval ("SEDAR") located at www.sedar.com.  Such forward-looking statements are made as at the date of this news release, and the Company assumes no obligation to update or revise them, either publicly or otherwise, to reflect new events, information or circumstances, except as may be required under applicable securities law.

For further information, please contact:

Bev Stewart	Bill Mitoulas	Kin Communications
V-P Finance & CFO	Investor Relations Manager	Investor Relations
NXT Energy Solutions Inc.	416-479-9547	1-866-684-6730 / 604-684-6730
403-206-0807	bmitoulas@nxtenergy.com	sfd@kincommunications.com
info@nxtenergy.com
www.nxtenergy.com

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the OTC QB Markets accept responsibility for the adequacy or accuracy of this release.